Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Palerra, Inc. 2013 Stock Option/Stock Issuance Plan, as amended, the Amendment to Palerra, Inc. 2013 Stock Option/Stock Issuance Plan, the Apprity, Inc. Restricted Stock Purchase Agreement, and the Apprity, Inc. First Amendment to the Restricted Stock Agreement, of our reports dated June 22, 2016, with respect to the consolidated financial statements and schedule of Oracle Corporation and the effectiveness of internal control over financial reporting of Oracle Corporation included in its Annual Report (Form 10-K) for the year ended May 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

October 14, 2016